Mail Stop 6010

May 12, 2008

VIA U.S. MAIL

Mr. Jeffrey R. Mistarz
Chief Financial Officer
1280 Landmeier Road
Elk Grove Village, Illinois 60007

> **Re:** **Lime Energy Company**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 001-16265**

Dear Mr. Mistarz:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Accounting Branch Chief